[redacted]

9/7 KW

11022514

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
AUG 23 2011
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45123

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/26/10 (MM/DD/YY) AND ENDING 06/24/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Southwest Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1201 Elm Street, Suite 3500
(No. and Street)

Dallas, TX 75270
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laura Leventhal 214/859-1026
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

1717 Main St., Suite 1500, Dallas, TX 75201
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 9/18

OATH OR AFFIRMATION

I, James H. Ross, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Southwest Securities, Inc., as of June 24, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

James H Ross
Signature

President and Chief Executive Officer
Title

Vilma I. Galvan
Notary Public

VILMA I. GALVAN
Notary Public, State of Texas
My Commission Expires
February 17, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Southwest Securities, Inc.

(A Wholly Owned Subsidiary of SWS Group, Inc.)

Financial Statements and Supplemental Schedules Pursuant to Rule 17a-5 of the Securities and Exchange Commission For the Year Ended June 24, 2011 With Report of Independent Registered Public Accounting Firm

Grant Thornton

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit • Tax • Advisory
Grant Thornton LLP
1717 Main Street, Suite 1500
Dallas, TX 75201-9436
T 214.561.2300
F 214.561.2370
www.GrantThornton.com

Board of Directors and Stockholder
Southwest Securities, Inc.

We have audited the accompanying statement of financial condition of Southwest Securities, Inc., (the "Company", a Delaware corporation and a wholly owned subsidiary of SWS Group, Inc.) as of June 24, 2011, and the related statements of operations, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southwest Securities, Inc. as of June 24, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Dallas, Texas
August 19, 2011

Southwest Securities, Inc.
(A Wholly Owned Subsidiary of SWS Group, Inc.)
Statement of Financial Condition
June 24, 2011

(dollars in thousands, except par and redemption values)

Assets		
Cash	$	4,728
Assets segregated for regulatory purposes		238,325
Receivable from brokers, dealers and clearing organizations		1,620,531
Receivable from clients, net		240,491
Securities owned, at fair value		220,299
Securities purchased under agreements to resell		42,649
Fixed assets, at cost, less accumulated depreciation of $33,406		11,006
Goodwill		7,552
Other assets (including $13,301 due from affiliates and net of accumulated amortization for the intangible assets of $5,054)		41,386
Total assets	$	2,426,967
Liabilities and Stockholder's Equity		
Short-term borrowings	$	110,000
Payable to brokers, dealers, and clearing organizations		1,568,011
Payable to clients		397,890
Drafts payable		23,656
Securities sold, not yet purchased, at fair value		68,661
Securities sold under agreements to repurchase		10,313
Accrued expenses and other liabilities (including $177 due to affiliates)		43,196
		2,221,727
Stockholder's equity:		
Series A preferred stock, $20 par value, $1,000 redemption value; authorized 100,000 shares; no shares issued and outstanding		-
Class A voting common stock of $1 par value; authorized 10,000 shares; issued and outstanding 2,820 shares		3
Class B nonvoting common stock of $1 par value; authorized 10,000 shares; none issued		-
Additional paid-in capital		32,340
Retained earnings		172,897
		205,240
Total liabilities and stockholder's equity	$	2,426,967

The accompanying notes are an integral part of this financial statement.

Southwest Securities, Inc.
(A Wholly Owned Subsidiary of SWS Group, Inc.)
Statement of Operations
Year Ended June 24, 2011

(dollars in thousands)

Revenues:		
Net revenues from clearing operations	$	11,570
Commissions		113,949
Interest		67,243
Investment banking, advisory and administrative fees		41,308
Net gains on principal transactions		38,531
Other		8,950
Total revenue		281,551
Expenses:		
Commissions and other employee compensation		158,555
Interest		41,321
Occupancy, equipment and computer service costs		25,191
Communications		11,258
Floor brokerage and clearing organization charges		4,471
Advertising and promotional		2,402
Legal		6,243
Other		10,517
		259,958
Income before income tax expense		21,593
Income tax expense		8,304
Net income	$	13,289

The accompanying notes are an integral part of this financial statement.

Southwest Securities, Inc.
(A Wholly Owned Subsidiary of SWS Group, Inc.)
Statement of Stockholder's Equity
Year Ended June 24, 2011

(dollars in thousands)	Series A Preferred Stock		Class A Voting Common Stock		Additional Paid-in Capital	Retained Earnings	Total
	Shares	Amount	Shares	Amount			
Balance at June 25, 2010	-	$ -	2,820	$ 3	$ 32,340	$ 182,608	$ 214,951
Net income	-	-	-	-	-	13,289	13,289
Dividends paid to Parent	-	-	-	-	-	(23,000)	(23,000)
Balance at June 24, 2011	-	$ -	2,820	$ 3	$ 32,340	$ 172,897	$ 205,240

The accompanying notes are an integral part of this financial statement.

Southwest Securities, Inc.
(A Wholly Owned Subsidiary of SWS Group, Inc.)
Statement of Cash Flows
Year Ended June 24, 2011

(dollars in thousands)

Cash flows from operating activities:		
Net income	$	13,289
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income tax benefit		(595)
Depreciation and amortization		4,711
Provision for doubtful accounts		491
Loss on sale of fixed assets		6
Changes in operating assets and liabilities:		
Assets segregated for regulatory purposes		46,502
Brokers, dealers and clearing organizations accounts, net		10,565
Client accounts, net		(47,490)
Securities owned, net		24,115
Securities purchased under agreements to resell, net		(12,142)
Other assets		(11,930)
Drafts payable		(3,690)
Securities sold, not yet purchased		1,067
Accrued expenses and other liabilities		(214)
Net cash provided by operating activities		24,685
Cash flows from investing activities:		
Purchase of fixed assets		(2,051)
Net cash used in investing activities		(2,051)
Cash flows from financing activities:		
Payments on short-term borrowings		(5,389,300)
Cash proceeds on short-term borrowings		5,389,300
Payment of cash dividend to Parent		(23,000)
Proceeds from securities sold under agreements to repurchase, net		(2,076)
Net cash used in financing activities		(25,076)
Net change in cash		(2,442)
Cash at beginning of year		7,170
Cash at end of year	$	4,728
Supplemental disclosure of cash flow information:		
Cash paid for interest	$	40,164
Cash paid for taxes	$	7,546

The accompanying notes are an integral part of this financial statement.

(dollars in thousands, except par and redemption values)

1. Organization

Southwest Securities, Inc. ("Company"), a Delaware Company and a wholly owned subsidiary of SWS Group, Inc. ("Parent"), is a New York Stock Exchange ("NYSE") member broker/dealer. The Company is also a registered investment advisor and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is registered with the Securities and Exchange Commission (the "SEC") as a broker/dealer under the Securities Exchange Act of 1934 ("Act") and as a registered investment advisor under the Investment Advisors Act of 1940. The Company is also registered with the Commodity Futures Trading Commission ("CFTC") as a non-guaranteed introducing broker and is a member of the National Futures Association ("NFA").

The annual financial statements are prepared as of the close of business on the last Friday of June. Accordingly, the fiscal year for 2011 ended on June 24, 2011.

Pursuant to the SEC Rule 11(a) of the Act, over 50% of the Company's revenues are comprised of Section 11(a) items, indicating the Company is primarily engaged in trading on behalf of customers.

2. Summary of Significant Accounting Policies

Securities Transactions

Proprietary securities transactions are recorded on trade date, as if they had settled. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the Statement of Financial Condition.

Marketable securities are valued at fair value, based on quoted market prices, and securities not readily marketable are valued at fair value as determined by management. The increase or decrease in net unrealized appreciation or depreciation of securities owned is credited or charged to operations and is included in net gains on principal transactions in the statement of operations.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Fixed Assets and Depreciation

Fixed assets are comprised of automobiles ($65), furniture, equipment ($32,939) and leasehold improvements ($11,408) which are stated at cost. Depreciation of furniture and equipment is provided over the estimated useful lives of the assets (from three to seven years), and depreciation on leasehold improvements is provided over the shorter of the useful life or the lease term (up to fifteen years) using the straight-line method. Additions, improvements and expenditures for repairs and maintenance that significantly extend the useful life of an asset are capitalized. Other expenditures for repairs and maintenance are charged to expense in the period incurred.

Amortization
The Company has recorded a customer relationship intangible which is being amortized over a five year period at a rate based on the estimated future economic benefit of the customer relationships.

Goodwill
The Company performed its annual assessment of the fair value of goodwill during fiscal 2011 and based on the results of the assessment, the goodwill balance was not impaired. The Company bases its assessment of the fair value of the Company's business units with goodwill, clearing and institutional brokerage, on a weighted average of a discounted cash flow model estimate of fair value and a market multiple approach to fair value.

Resale and Repurchase Agreements
Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements or reverse repos) or sales of securities under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financings except where the Company does not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate. Interest on these agreement amounts is accrued and is included in the Statement of Financial Condition in other liabilities.

Securities Lending Activities
Securities borrowed and securities loaned transactions are generally reported as collateralized financings except where letters of credit or other securities are used as collateral. Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the fair value of securities loaned. The Company monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received adjusted for additional collateral obtained or received. Interest on such transactions is accrued and included in the Statement of Financial Condition in receivables from and payables to brokers, dealers and clearing organizations.

Investment Banking
Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Drafts Payable
In the normal course of business, the Company uses drafts to make payments relating to its brokerage transactions. These drafts are presented for payment through an unaffiliated bank and are sent to the Company daily for review and acceptance. Upon acceptance, the drafts are paid and charged against cash.

(dollars in thousands, except par and redemption values)

Cash Flow Reporting

For purposes of the statement of cash flows, the Company considers cash to include cash on hand and in bank accounts. In addition, highly liquid debt instruments purchased with maturities of three months or less, when acquired, are considered to be cash equivalents. The Federal Deposit Insurance Corporation ("FDIC") insures interest bearing cash accounts up to $250. Also, non-interest bearing transaction accounts have unlimited coverage under FDIC insurance until December 31, 2012, in accordance with the Dodd-Frank Act. At June 24, 2011, the cash balances did not exceed the federally insured limit. At-risk amounts are subject to fluctuation on a daily basis and management does not believe there is significant risk with respect to such deposits.

Assets segregated for regulatory purposes are not included as cash equivalents for purposes of the statement of cash flows because such assets are segregated for the benefit of customers only.

Federal Income Taxes

The Company files a consolidated federal income tax return with its Parent. For purposes of these financial statements, current income taxes are computed as if the Company filed a separate entity income tax return.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

At June 24, 2011, the Company had approximately $1,359 of unrecognized tax benefits. A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

Balance at June 25, 2010	$	1,403
Increases as a result of tax positions taken during prior years		134
Increases as a result of tax positions taken during the current period		32
Increases as a result of lapse of applicable statute of limitations		117
Decreases as a result of tax positions taken during prior years		(48)
Decreases as a result of tax positions taken during the current period		(45)
Settlements		(234)
Balance at June 24, 2011	$	1,359

While the Company expects that the net liability for uncertain positions will change during the next twelve months, the Company does not believe that the change will have a significant impact on its financial position or results of operations.

The Company recognizes interest and penalties on income taxes in income tax expense. Included in the net liability is accrued interest and penalties of $288, net of federal benefit. During the year ended June 24, 2011, the Company recognized $19, net of federal benefit, in interest and penalties in income tax expense. The total amount of unrecognized income tax benefits that, if recognized, would reduce income tax expense is approximately $1,071, net of federal benefit.

With limited exception, the Company is no longer subject to U.S. federal, state or local tax audits by taxing authorities for years preceding 2006. Examinations of the federal income tax and a state return for the years ended December 31, 2006 through 2008 were concluded with no material adjustments.

Fair Value of Financial Instruments
Substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts which, because of their short-term nature, approximate current fair value.

Fair value accounting establishes a framework for measuring fair value and expands disclosure about fair value measurements. Under fair value accounting, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date in the principal market in which the reporting entity transacts. The standard clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, the standard establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy. The standard describes three levels of inputs that may be used to measure fair value:

- Level 1 — Quoted prices in an active market for identical assets or liabilities. Assets and liabilities utilizing Level 1 inputs include the Company's investment in government guaranteed bonds purchased under the Temporary Liquidity Guarantee Program ("TLGP") and certain inventories held in the Company's securities owned and securities sold, not yet purchased portfolio. Valuation of these instruments does not require a high degree of judgment as the valuations are based on quoted prices in active markets that are readily available.

- Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Assets and liabilities utilizing Level 2 inputs include certain inventories held in the Company's securities owned and securities sold, not yet purchased portfolio. These financial instruments are valued by quoted prices that are less frequent than those in active markets or by models that use various assumptions that are derived from or supported by data that is generally observable in the marketplace. Valuations in this category are inherently less reliable than quoted market prices due to the degree of subjectivity involved in determining appropriate methodologies and the applicable underlying observable market assumptions.

- Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. Assets and liabilities utilizing Level 3 inputs include certain inventories held in the Company's securities owned portfolio. These financial instruments have significant inputs that cannot be validated by readily determinable market data and generally involve considerable judgment by management.

(dollars in thousands, except par and redemption values)

The following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying Statement of Financial Condition, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Assets Segregated for Regulatory Purposes. Because quoted market prices are available in an active market, these securities are classified within Level 1 of the valuation hierarchy. These securities include government guaranteed bonds purchased under the TLGP.

Securities Owned and Securities Sold, Not Yet Purchased Portfolio. Securities classified as Level 1 securities primarily consist of financial instruments whose value is based on quoted market prices such as corporate equity securities and U.S. government obligations.

Securities classified as Level 2 securities include financial instruments that are valued using models or other valuation methodologies. These models are primarily industry standard models that consider various assumptions, including time value, yield curve, volatility factors, current market and contractual prices for the underlying financial instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Securities in this category include corporate debt, certain U.S. government agency obligations and municipal obligations.

Securities classified as Level 3 securities are securities whose fair value is estimated based on internally developed models or methodologies, including discounted cash flow, utilizing significant inputs that are generally less readily observable. The models and methodologies considered the quality of the underlying loans, any related secondary market activity and expectations regarding future interest rate movements. Included in this category are certain corporate equity securities and municipal auction rate securities.

The Company held one municipal auction rate bond with a par amount of $22,650 at June 24, 2011 that was classified as a Level 3 security and represented 22.1% of the Company's municipal obligations portfolio. This security is an investment grade credit, was valued at 95.7% of par, or $21,676 at June 24, 2011, and yielded less than 1% per year. While management does not expect any reduction in the cash flow from this bond, the disruption in the credit markets has led to auction failures. The Company currently has the ability to hold this investment until maturity. While the Company expects the issuer of this bond to refinance the debt when LIBOR interest rates rise, there can be no certainty that this refinancing will occur. The Company believes the valuation of this bond at 95.7% of par at June 24, 2011 appropriately reflects a discount for the current lack of liquidity in this investment.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(dollars in thousands, except par and redemption values)

3. Assets Segregated For Regulatory Purposes

At June 24, 2011, the Company held TLGP bonds with a fair value of $55,617 and cash of $182,708 segregated in special reserve bank accounts for the exclusive benefit of customers under Exchange Act Rule 15c3-3. The Company had no positions in special reserve bank accounts for the Proprietary Accounts of Introducing Brokers ("PAIB") at June 24, 2011.

4. Receivable From and Payable to Brokers, Dealers and Clearing Organizations

At June 24, 2011, the Company had receivable from and payable to brokers, dealers and clearing organizations related to the following:

Receivable:		
Securities failed to deliver	$	19,387
Securities borrowed		1,529,707
Correspondent broker/dealers		38,019
Clearing organizations		20,879
Other		12,539
	$	1,620,531

Payable:		
Securities failed to receive	$	18,214
Securities loaned		1,519,665
Correspondent broker/dealers		12,088
Other		18,044
	$	1,568,011

Securities failed to deliver and receive represent the contract value of securities that have not been delivered or received subsequent to settlement date.

The Company clears securities transactions for correspondent broker/dealers. Proprietary settled principal securities and related transactions for these correspondents are included in the receivable from and payable to brokers, dealers and clearing organizations. The Company holds collateral for the receivables from correspondents in the amount of $55,286.

The Company participates in the securities borrowing and lending business by borrowing and lending securities other than those of its clients. Securities borrowed and loaned represent deposits made to or received from other broker/dealers relating to these transactions. These deposits approximate the market value of the underlying securities. All open positions are adjusted to market values daily. The Company obtains or releases collateral as prices of the underlying securities fluctuate. The Company has received collateral of approximately $1,529,607 under securities lending agreements, of which the Company has repledged approximately $1,484,485 at June 24, 2011.

(dollars in thousands, except par and redemption values)

5. Receivable From and Payable to Clients

Receivable from and payable to clients include amounts due on cash and margin transactions. Included in these amounts are receivable from and payable to noncustomers (as defined by Rule 15c3-3 pursuant to the Exchange Act, principally officers, directors and related accounts), which aggregated approximately $648 and $670, respectively, at June 24, 2011. Securities accounts of noncustomers are subject to the same terms and regulations as those of customers. Securities owned by customers and noncustomers that collateralize the receivables are not reflected in the accompanying financial statements.

The Company pledges client securities as collateral in conjunction with the Company's securities lending activities. At June 24, 2011, the Company has approximately $319,885 of client securities under customer margin loans that are available to be pledged, of which the Company has repledged approximately $35,181 under securities loan agreements.

The Company pays interest on certain customer "free credit" balances available for reinvestment. The aggregate balance of such funds was approximately $358,678 at June 24, 2011. During fiscal year 2011, the interest rates paid on these balances ranged from 0.05% to 0.09%. While the Company pays interest on these funds at varying rates, the rate paid at June 24, 2011 was 0.05%. The weighted average interest rate paid during fiscal 2011 was 0.05%.

The Company maintains an allowance for doubtful accounts of $243 which represents amounts, in the judgment of management, that are necessary to adequately absorb losses from known and inherent risks in receivables from customers. Provisions made to this allowance are charged to operations. At June 24, 2011, all unsecured customer receivables had been provided for in this allowance.

6. Securities Owned and Securities Sold, not yet Purchased

At June 24, 2011, securities owned and securities sold, not yet purchased, both of which are carried at fair value, included the following:

Securities owned:		
U.S. government agency obligations	$	27,380
Municipal obligations		98,265
Corporate equity securities		1,544
Corporate obligations		72,053
Other--primarily unit investment trusts and money markets		21,057
	$	220,299
Securities sold, not yet purchased:		
U.S. government agency obligations	$	50,973
Corporate obligations		17,289
Other		399
	$	68,661

(dollars in thousands, except par and redemption values)

Certain of the above securities have been pledged as security deposits at clearing organizations for the Company's clearing business. These pledged securities amounted to approximately $2,550 at June 24, 2011. Additional securities have been pledged to secure short-term borrowings, see Note 10.

7. Fair Value of Financial Instruments

The following table summarizes by level within the fair value hierarchy assets segregated for regulatory purposes, securities owned, at fair value and securities sold, not yet purchased, at fair value as of June 24, 2011:

	Level 1	Level 2	Level 3	Total
Assets segregated for regulatory purposes				
U.S. government guaranteed obligations	$ 55,617	$ -	$ -	$ 55,617
	$ 55,617	$ -	$ -	$ 55,617
Securities owned, at fair value				
Corporate equity securities	$ 319	$ -	$ 1,225	$ 1,544
Municipal obligations	-	76,589	21,676	98,265
U.S. government agency obligations	16,491	10,889	-	27,380
Corporate obligations	-	72,053	-	72,053
Other-primarily unit investment trusts and money markets	-	21,057	-	21,057
	$ 16,810	$ 180,588	$ 22,901	$ 220,299
Securities sold, not yet purchased, at fair value				
U.S. government agency obligations	$ 50,350	$ 623	$ -	$ 50,973
Corporate obligations	-	17,289	-	17,289
Other	-	399	-	399
	$ 50,350	$ 18,311	$ -	$ 68,661

There were no transfers between Level 1 and Level 2 during fiscal 2011.

The following table provides a reconciliation of the beginning and ending balances for the major classes of assets measured at fair value using significant unobservable inputs (Level 3):

	Corporate Equity Securities	Municipal Obligations	Total
Ending balance at June 25, 2010	$ 1,841	$ 22,298	$ 24,139
Unrealized gains	2	-	2
Sales/redemption	(618)	(622)	(1,240)
Ending balance at June 24, 2011	$ 1,225	$ 21,676	$ 22,901

(dollars in thousands, except par and redemption values)

Changes in unrealized gains (losses) and realized gains (losses) for corporate and municipal obligations and corporate equity securities are presented in net gains on principal transactions on the statement of operations.

There were no unrealized gains or losses related to assets still held at June 24, 2011.

8. Securities Purchased Under Agreements to Resell

At June 24, 2011, the Company held reverse repurchase agreements totaling $42,649, collateralized by U.S. government agency obligations with a fair value of approximately $42,834.

9. Intangible Assets

In July, 2006, the Company purchased the correspondent customers of TD Ameritrade Holding Corporation, ("Ameritrade") for an aggregate purchase price of $5,060. The Company recorded a customer relationship intangible of $5,060 in connection with this transaction. The intangible asset is being amortized over a five year period at a rate based on the estimated future economic benefit of the customer relationships. The Company has recognized approximately $785 of amortization expense in fiscal 2011. The intangible is included in other assets on the Statement of Financial Condition. The Company's estimated amortization expense for the next year is as follows:

Fiscal 2012	$ 6
	$ 6

10. Short-Term Borrowings

The Company has credit arrangements with commercial banks, which include broker loan lines up to $300,000 at June 24, 2011. These lines of credit are used primarily to finance securities owned, securities held for correspondent broker/dealer accounts, receivables in customers' margin accounts and underwriting activities. These lines may also be used to release pledged collateral against day loans. These credit arrangements are provided on an "as offered" basis and are not committed lines of credit. These arrangements can be terminated at any time by the lender. Any outstanding balances under these credit arrangements are due on demand and bear interest at rates indexed to the federal funds rate (0.08% at June 24, 2011). At June 24, 2011, the amount outstanding under

these secured arrangements was $72,000, which was collateralized by securities held for firm accounts valued at $111,521.

Additionally, the Company has an irrevocable letter of credit agreement aggregating $65,000 at June 24, 2011, pledged to support customer open option positions with an options clearing organization. The letter of credit bears interest at the broker call rate, if drawn, and is renewable semi-annually. This letter of credit is fully collateralized by marketable securities held in client and non-client margin accounts with values of approximately $95,987 at June 24, 2011.

The Company has $250 outstanding under unsecured letters of credit at June 24, 2011 pledged to support its open positions with securities clearing organizations, which bear a 1% commitment fee and are renewable semi-annually.

(dollars in thousands, except par and redemption values)

In addition to the broker lines, at June 24, 2011, the Company has a $10,000 unsecured line of credit that is due on demand and bears interest at rates indexed to the federal funds rate. This credit arrangement is provided on an "as offered" basis and is not a committed line of credit. The total amount of borrowings available under this line of credit is reduced by the amount outstanding on the line and under any unsecured letters of credit at the time of borrowing. At June 24, 2011, there was no amount outstanding on this line other than the $250 in unsecured letters of credit, referenced above. At June 24, 2011, the total amount available for borrowing was $9,750.

On January 29, 2010, the Company entered into an agreement with an unaffiliated bank for a $50,000 committed revolving credit facility. The facility included up to $15,000 in unsecured credit. On January 28, 2011, the Company renewed this facility. The new facility provides up to $45,000 of secured borrowings. The commitment fee is 37.5 basis points and when drawn, the interest rate is equal to the federal funds rate plus 75 basis points. The agreement provides that the Company must maintain tangible net worth of $150,000. As of June 24, 2011, there was $38,000 outstanding under the committed revolving credit facility. The $38,000 of secured borrowings was collateralized by securities with a value of $61,788 at June 24, 2011.

11. Securities Sold Under Agreements to Repurchase

Securities sold under repurchase agreements, which are secured borrowings, generally mature within one to four days from the transaction date. Securities sold under repurchase agreements are reflected at the amount of cash received in connection with the transactions. The Company may be required to provide additional collateral based on the fair value of the underlying securities. The Company monitors the fair value of the underlying securities on a daily basis. Interest on these agreement amounts is accrued and is included in the Statement of Financial Condition in other liabilities. Securities sold under repurchase agreements at June 24, 2011 was $10,313.

(dollars in thousands, except par and redemption values)

12. Income Taxes

Income tax expense for the fiscal year ended June 24, 2011, (effective rate of 38.5%) differs from the amount that would otherwise have been calculated by applying the U.S. federal corporate tax rate (35%) to income before income taxes and is comprised of the following:

Income tax expense at the statutory rate	$	7,558
Tax-exempt interest		(860)
Non-deductible meals and entertainment expenses		144
Non-deductible compensation		1,050
State income taxes, net of federal tax benefit		317
Other, net		95
	$	8,304

Income taxes as set forth in the statement of operations consist of the following components:

Current		
Federal	$	7,915
State		984
		8,899
Deferred		
Federal	$	(325)
State		(270)
		(595)
Total income tax expense	$	8,304

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at June 24, 2011 are presented below:

Deferred tax assets:		
Accrued expenses	$	8,192
State deferred taxes		1,426
Other		690
Total gross deferred tax asset		10,308
Deferred tax liabilities:		
Fixed assets		(959)
Net deferred tax asset included in other assets	$	9,349

As a result of the Company's history of taxable income and the nature of the items from which deferred tax assets are derived, management believes that it is more likely than not that the Company will realize the benefit of the deferred tax assets.

The current income tax payable at June 24, 2011 was $820.

(dollars in thousands, except par and redemption values)

13. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that it maintain minimum net capital, as defined in Rule 15c3-1 of the Exchange Act, equal to the greater of $1,000 or 2% of aggregate debit balances, as defined in Rule 15c3-3 of the Exchange Act. At June 24, 2011, the Company had net capital of approximately $121,928 which is approximately $115,439 in excess of its minimum net capital requirement of approximately $6,489 at that date. Additionally, the net capital rule of the NYSE provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debit items. At June 24, 2011, the Company had net capital of approximately $105,705 in excess of 5% of aggregate debit items.

14. Affiliate Transactions

The Company clears all customer transactions for SWS Financial Services, Inc. ("SWSFS"), an affiliate. Based on an agreement with this entity, the Company receives a fee for clearing SWSFS trades. The net amount of fees received by the Company for clearing trades for this entity was approximately $864. The Company also provides all accounting, administrative services, management services and office facilities to SWSFS in accordance with an expense sharing agreement in the amount of $50 per year. Additionally, the Company collects all revenues and pays all expenses on behalf of SWSFS.

The Company, as clearing broker for its affiliate, has the right to charge customer losses back to the affiliate.

Clients and correspondents of the Company have the option to invest in an interest bearing checking account and sub-savings account called Bank Insured Deposits at the Company's banking affiliate, Southwest Securities, FSB. These funds are FDIC insured up to $250. The Company received a maintenance fee of $3,891 on these bank insured funds from Southwest Securities, FSB.

The Company makes loans to employees, primarily financial advisors, mainly for recruiting and retention purposes. The amount of loans to employees is included in other assets in the Statement of Financial Condition in the amount of $9,950 for which the Company has recorded an allowance, included in other liabilities in the Statement of Financial Condition, of $1,520 for termed relationships.

The Company allocated certain employee expenses to the Parent in the amount of $1,530 for time incurred by the Company's employees on Parent corporate administration.

The Company received insurance fees from Southwest Financial Insurance Agency, Inc. and Southwest Insurance Agency, Inc. and its subsidiary (collectively, "SWS Insurance") of $4,130 for the fiscal year ended June 24, 2011.

On the Statement of Financial Condition, the total receivable from the Parent is $12,627, from Southwest Securities, FSB is $136 and from SWS Insurance is $538. The total payable to SWSFS is $141 and to SWS Insurance is $36.

(dollars in thousands, except par and redemption values)

15. Employee Benefits

The Company has a defined contribution profit sharing/401(k) plan covering substantially all employees. Employer provided profit sharing benefits become fully vested after six years of service by the participant. Profit sharing contributions to the plan are accrued and funded at the Company's discretion. There were no profit sharing contributions for the year ended June 24, 2011. The Company provides a match of up to 4% of eligible compensation in the 401(k) portion of the plan. The Company's matching contributions vest immediately and the expense totaled approximately $3,436 for the year ended June 24, 2011.

On November 12, 2003, the stockholders of the Parent approved the adoption of the SWS Group, Inc. 2003 Restricted Stock Plan ("Restricted Stock Plan"). In November 2007, the stockholders of SWS Group approved an amendment to the Restricted Stock Plan to increase the number of shares available thereunder by 500,000. The Restricted Stock Plan allows for awards of up to 1,250,000 shares of the Parent's common stock to the Parent's directors, officers and employees including the Company's officers and employees. No more than 300,000 of the authorized shares may be newly issued shares of common stock. The Restricted Stock Plan terminates on August 21, 2013. The vesting period is determined on an individualized basis by the Parent's Compensation Committee of the Board of Directors. In general, restricted stock granted to employees under the Restricted Stock Plan is fully vested after three years. For the year ended June 24, 2011, the Company has recognized compensation expense of approximately $847 for all restricted stock granted to the Company's employees.

16. Commitments and Contingencies

The Company leases its offices and certain equipment under noncancelable operating lease agreements. Rental expense relating to the facilities and equipment leases for fiscal year 2011 aggregated approximately $8,677.

At June 24, 2011 the future rental payments for the noncancelable operating leases for each of the following five fiscal years and thereafter follows:

2012	$	5,128
2013		4,170
2014		2,967
2015		2,342
2016		1,195
Thereafter		106
	$	15,908

Through its participation in underwritings, both corporate and municipal, the Company could expose itself to material risk since the possibility exists that securities that the Company has committed to purchase cannot be sold at the initial offering price. Federal and state securities laws and regulations also affect the activities of underwriters and impose substantial potential liabilities for violations in connection with sales of securities by underwriters to the public. There were no potential liabilities due under outstanding underwriting arrangements at June 24, 2011.

In the general course of its brokerage business and the business of clearing for other brokerage firms, the Company has been named as a defendant in various lawsuits and arbitration proceedings. These claims allege violation of federal and state securities laws. Management believes that resolution of these claims will not result in any material adverse effect on the Company's financial position or results of operations. Included in accrued expenses and other liabilities is $1,557 for such claims.

The Company has been named in three lawsuits related to a bond offering that was underwritten by M.L. Stern & Co., LLC, a company purchased by Parent in 2008. The offering took place in November of 2005, prior to the Parent purchase. The lawsuit was filed in November of 2009. M.L. Stern & Co., LLC underwrote approximately 40% of the $35,000 offering.

The lawsuits are in the early stage of discovery and the ultimate amount of liability associated with this claim cannot currently be determined. However, the Company believes it is at least reasonably possible that a loss related to this matter will be incurred. During fiscal 2011, the Company recorded a liability of approximately $1,000 related to this matter.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual indemnifications and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company is a member of multiple exchanges and clearinghouses. Under the membership agreements, members are generally required to guarantee the performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under these arrangements is unlikely. Accordingly, no contingent liability is recorded in the financial statements for these arrangements.

17. Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company engages in activities involving the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance-sheet credit and market risks in the event the customer or counterparty is unable to fulfill its contractual obligation. Such risks may be increased by volatile trading markets.

As part of its normal brokerage activities, the Company sells securities not yet purchased (short sales) for its own account. The establishment of short positions exposes the Company to market risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

(dollars in thousands, except par and redemption values)

The Company seeks to control the risks associated with its customers' activities, including customer accounts of its correspondents for which it provides clearing services, by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The required margin levels are monitored daily and, pursuant to such guidelines, customers are required to deposit additional collateral or to reduce positions when necessary.

A portion of the Company's customer activity involves short sales and the writing of option contracts. Such transactions may require the Company to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations.

At times, the Company lends money using reverse repurchase agreements. All positions are collateralized by U.S. government agency securities. Such transactions may expose the Company to off-balance-sheet risk in the event such borrowers do not repay the loans and the value of collateral held is less than that of the underlying receivable. These agreements provide the Company with the right to maintain the relationship between market value of the collateral and the receivable.

The Company arranges secured financing by pledging securities owned and unpaid customer securities for short-term borrowings to satisfy margin deposits of clearing organizations. The Company also actively participates in the borrowing and lending of securities. In the event the counterparty in these and other securities loaned transactions is unable to return such securities pledged or borrowed or to repay the deposit placed with them, the Company may be exposed to the risks of acquiring the securities at prevailing market prices or holding collateral possessing a market value less than that of the related pledged securities. The Company seeks to control the risks by monitoring the market value of securities pledged and requiring adjustments of collateral levels where necessary.

18. Preferred Stock

On October 17, 1997, the Company's Board of Directors ("Board") authorized 100,000 shares of preferred stock. Simultaneously, the Board designated 5,000 shares of the authorized preferred stock as Series A Preferred Stock. Up to 50 shares of the Series A Preferred Stock, which has a par value of $20, can be issued to each of up to 100 qualified participants. Qualified participants are broker/dealers registered under the Act who clear their proprietary transactions through the Company and who represent that they are subject to net capital rules of the SEC and other self-regulatory organizations to which such broker/dealers report. The Series A Preferred Stock is nonvoting and nonconvertible to common stock, and it is entitled to noncumulative cash dividends when, as and if declared by the Board. The Series A Preferred Stock is redeemable at any time by the Company at a redemption price of $1,000 per share.

19. PAIB Reserve Requirements

The Company performs calculations of PAIB reserve requirements. At June 24, 2011, the Company did not have a PAIB reserve requirement and has no amount on deposit.

Southwest Securities, Inc.
(A Wholly Owned Subsidiary of SWS Group, Inc.)
Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 and Regulation 1.17 of the Commodity Futures Trading Commission

(dollars in thousands)

Total stockholder's equity from statement of financial condition			$	205,240
Add liabilities subordinated to claims of general creditors allowable in computation of net capital				-
Total capital and allowable subordinated liabilities				205,240
Deductions and /or charges:				
Receivable from affiliates	$	(13,301)		
Fixed assets, net		(11,006)		
Other nonallowable assets		(36,695)		
Aged fails to deliver		(378)		
Aged short security differences		(20)		
Other deductions and/or charges		(1,028)		(62,428)
Net capital before haircuts on securities positions				142,812
Haircuts on securities positions				(20,884)
Net Capital				121,928
Net capital requirement:				
Greater of 2% of aggregate debit items as shown in computation of special reserve requirement on Schedule II ($324,460 x 2% = $6,489) or $1,000				6,489
Excess net capital			$	115,439
Net capital in excess of the greater of 5% of aggregate debit items or $1,200			$	105,705

Note: The above computation does not differ materially from the computation of net capital prepared by the Company as of June 24, 2011 and filed with the Financial Industry Regulatory Authority on July 20, 2011.

Southwest Securities, Inc.
(A Wholly Owned Subsidiary of SWS Group, Inc.)
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934

(dollars in thousands)

Credit balances:		
Free credit balances and other credit balances in customers' security accounts	$	420,948
Monies borrowed collateralized by securities carried for the accounts of customers		108
Monies payable against customers' securities loaned		35,181
Customers' securities failed to receive		17,101
Credit balances in firm accounts which are attributable to principal sales to customers		1,467
Market value of short securities and credits in all suspense accounts over 7 calendar days		14
Transfers in excess of 40 calendar days		4
Other		65,562
Total credits		540,385
Debit balances:		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection		236,592
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		13,295
Failed to deliver of customers' securities not older than 30 calendar days		9,346
Margin required and on deposit with the Options Clearing Corporation for all option contracts with or purchased in customer accounts		65,227
Total debits		324,460
Less 3% haircut		(9,734)
Total debits		314,726
Excess of total credits over total debits	$	225,659
Reserve requirement at June 24, 2011:		
Amount of securities held in "Reserve Bank Accounts" at June 24, 2011	$	238,325
Withdrawal made within required time frames of qualified securities (June 28, 2011)		(1,330)
Amount of securities held in "Reserve Bank Accounts"	$	236,995

Note: The above computation does not differ materially from the computation of special reserve requirement prepared by the Company as of June 24, 2011 and filed with the Financial Industry Regulatory Authority on July 20, 2011.

Southwest Securities, Inc.
(A Wholly Owned Subsidiary of SWS Group, Inc.)
Schedule III – Information for Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934

State the market valuation and the number of items of:

1. Customers fully paid securities and excess margin securities not in the respondent's possession or control as of June 24, 2011 for which instructions to reduce to possession or control had been issued as of June 24, 2011 but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3

   (dollars in thousands)

Number of items	21
Market value	$ 709

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of June 24, 2011 excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3

   (dollars in thousands)

Number of items	-
Market value	$ -

Grant Thornton

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 AND CFTC REGULATION 1.16

Audit • Tax • Advisory
Grant Thornton LLP
1717 Main Street, Suite 1500
Dallas, TX 75201-4667

T 214.561.2300
F 214.561.2370
www.GrantThornton.com

Board of Directors and Stockholder
Southwest Securities, Inc.

In planning and performing our audit of the financial statements of Southwest Securities, Inc. (the "Company", a Delaware corporation and a wholly owned subsidiary of SWS Group, Inc.) as of and for the year ended June 24, 2011, in accordance with the standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) and Regulation 1.16 of the Commodity Futures Trading Commission (CFTC) (collectively, the "Commissions"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16, in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3; and

5. Making the periodic computations of minimum financial requirements pursuant to Regulation 1.17.

Because the Company does not carry commodity accounts for customers or perform custodial functions relating to customer's commodity accounts, we did not review the practices and procedures followed by the Company in the following:

1. Making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and

2. Making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commissions' above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control would not necessarily identify all deficiencies in internal control that might be material weaknesses. Given these limitations, during our audit we did not identify any deficiencies in the Company's internal control, including control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses. However, material weaknesses may exist that were not identified.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at June 24, 2011, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the Financial Industry Regulatory Authority, the National Futures Association and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Dallas, Texas
August 19, 2011

Grant Thornton

SEC Mail Processing
Section

AUG 23 2011

Washington, DC
110

Report of Independent Certified Public Accountants

Audit • Tax • Advisory

Grant Thornton LLP
1717 Main Street, Suite 1500
Dallas, TX 75201-9436

T 214.561.2300
F 214.561.2370
www.GrantThornton.com

Board of Directors
Southwest Securities, Inc.
1201 Elm Street, Suite 3500
Dallas, TX 75270

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended June 24, 2011, which were agreed to by Southwest Securities, Inc. (the "Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Southwest Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Southwest Securities, Inc.'s management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 24, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 24, 2011, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Dallas, Texas
August 19, 2011